# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LA ROSA HOLDINGS CORP., CIK 0001879403
CUSIP: 50172T103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1420 Celebration Blvd.,, 2nd Floor, Celebration, Florida (FL), 34747
Date of event which requires filing of this statement: 06/12/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002008440

## Reporting persons
- Carlos G. Bonilla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 731,428; shared voting power 0; sole dispositive power 731,428; shared dispositive power 0; aggregate amount beneficially owned 731,428 (4.83% of the class)
  Comment: * Based on 15,134,030 shares of common stock outstanding as of the date reflected on the facing page of this Schedule 13G/A.

## Item 1. Issuer
Name of issuer: LA ROSA HOLDINGS CORP.
Address of issuer's principal executive offices: 1420 Celebration Blvd., 2nd Floor, Celebration, FL 34747.

## Item 2. Person Filing
Name of person filing: Carlos G. Bonilla
Address of principal business office or, if none, residence: 407 Wekiva Springs Rd, Suite 207, Longwood FL 32779
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 731,428
Percent of class: 4.83
Sole power to vote or to direct the vote: 731,428
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 731,428
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Carlos G. Bonilla: /s/ Carlos G. Bonilla, Carlos G. Bonilla, Self (02/07/2025)